BELL,BOYD & LLOYD LLC
70 West Madison Street, Suite 3100  •  Chicago, Illinois  60602-4207
312.372.1121  •  Fax 312.827.8000

MERRICK D. HATCHER
         312.807.4433
mhatcher@bellboyd.com
Direct Fax: 312.827.8036

November 15, 2006

Mr. Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Advance America, Cash Advance Centers, Inc.
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Fiscal Quarter ended March 31, 2006
Form 10-Q for the Fiscal Quarter ended June 30, 2006
File No. 001-32363

Dear Mr. Walker:

On behalf of Advance America, Cash Advance Centers, Inc., a Delaware corporation (the “Company”), we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated October 26, 2006, to Kenneth E. Compton, President and Chief Executive Officer of the Company, addressing the Company’s letter dated September 22, 2006.

For your convenience, we have set forth each comment (each a “Comment”) from your letter in bold typeface and included the Company’s response below it.  Capitalized terms used and not defined herein have the respective meanings assigned to them in the Company’s Form 10-K for the Fiscal Year ended December 31, 2005.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8.  Financial Statements and Supplementary Data

Notes to Financial Statements

Description of Business and Significant Accounting Policies, Property and Equipment, page 72

1.              We note your response to comment two of our letter dated September 7, 2006.  Please provide us with a comprehensive analysis that explains how you determined the sum of the undiscounted cash flows expected to result from the use of and eventual disposition of the asset group exceeded the carrying amount of the asset group for each of the periods ending December 31, 2005, March 31, 2006 and June 30, 2006.  At a minimum, your response should include:

•                  a detailed description of the attractive alternatives courses of action to recover the carrying amount of the asset group;

•                  the likelihood that these alternative actions will occur;

•                  the assumptions and factual evidence relied upon in determining the likelihood of the possible outcomes;

•                  the estimates of future cash flows of the long-lived asset group;

•                  the specific assumptions and available evidence relied upon in determining the estimates of future cash flows; and

•                  a discussion of how this situation differs from the impairments taken in 2004 and 2005 as a result of the suspension of operations at your Georgia and North Carolina centers.

In response to your general comment and by way of background, the Company conducts business under the authority of a variety of enabling state statutes, including payday advance, deferred presentment, check-cashing, small loan and credit service organization statutes.  The presence of any such statute and the economic attractiveness of operating under any such statute vary by state.  The Company closely monitors regulatory developments in most states and regularly considers the alternatives available for conducting business in any given state.  Therefore, the Company had a general sense of these alternatives in Arkansas and Pennsylvania even prior to February 2006, when the Company became aware of the FDIC’s instructions to the lending banks for Arkansas and Pennsylvania to discontinue offering payday cash advances and alternative credit products if they could not adequately address the FDIC’s concerns.  Upon learning of the FDIC’s concerns, the Company increased its legal and business due diligence and quickly identified check-cashing as the most likely alternative in Arkansas and operating as a credit service organization or offering a line of credit as likely alternatives in Pennsylvania.

In response to the first bullet of your comment, check-cashing services are substantially similar to the Company’s payday cash advance services, except that instead of providing a customer with a short-term advance secured by the customer’s personal check, the Company provides customers cash in the amount of the check presented by the customer, less the amount of the fee charged for cashing the check.  In Arkansas, the statute permits a 10% per transaction fee to cash a check and a 5% per annum fee to hold a check for up to 15 days, resulting in a fee of effectively $11 per $100 advance.  Prior to the issuance of the FDIC’s Revised Guidance in March 2005, the Company’s marketing, processing and servicing fee was approximately $13 per $100 advance.  The Company was confident that the benefit of reduced restrictions and cost of delivering the product directly instead of through a marketing, processing and servicing arrangement would exceed the reduction in the fee.

Similarly, in Pennsylvania, the Company believed that it had the option of operating as a credit services organization (“CSO”), similar to its operations in Texas, or introducing the line of credit product that it has since adopted.  As a CSO, the Company offers a fee-based credit services package to assist customers in trying to improve their credit and in obtaining an extension of consumer credit through an unaffiliated third-party lender.  The Company’s line of credit alternative allows customers to access up to $500 of credit in exchange for a monthly participation fee plus interest on the amount drawn and outstanding on the customer’s line of credit.  The pricing and terms under either alternative in Pennsylvania were at least as favorable as those under the marketing, processing and servicing arrangement.  The Company ultimately decided to introduce the line of credit product in Pennsylvania.

In response to your second and third bullets, the likelihood that one or more of the above alternatives would be adopted was assessed based on internal legal and business due diligence and the analysis and advice of outside counsel with state and industry expertise.  Prior to filing the 2005 Form 10-K, the Company’s staff attorneys performed initial diligence in both Arkansas and Pennsylvania and determined that each of the above mentioned alternatives were legal and economically viable.  Typically, the Company also solicits the analysis and advice of outside counsel with local and industry expertise as a condition to modifying its operations to comply with a new or different regulatory environment in any given state.  At the time of the filing of the 2005 Form 10-K, the Company had not received final confirmation from outside counsel but, based on initial discussions and its internal analysis, considered it more likely than not that there were viable alternatives.  The Company subsequently received a legal opinion dated March 16, 2006 supporting the legality of operating under the check cashing statute in Arkansas, a legal opinion dated March 24, 2006 supporting the legality of operating as a CSO in Pennsylvania and a legal opinion dated June 14, 2006 supporting the legality of offering a line of credit in Pennsylvania.  Prior to receipt of these formal legal opinions, the Company had numerous meetings, discussions and correspondence with outside counsel regarding the nature of the alternative products and the legal basis for offering these products.  At the time of the filing of the first quarter 2006 Form 10-Q, it was highly probable that these alternatives would be implemented.  At the time of the filing of the second quarter 2006 Form 10-Q, the Company had commenced operating under the alternatives in Arkansas and Pennsylvania.

In response to your fourth and fifth bullets, estimates of future cash flows were based primarily on the permitted pricing, amount of loan or advance and duration under the alternatives.  As discussed above, the Company determined that the pricing and terms under the check cashing statute in Arkansas and under either alternative in Pennsylvania would be at least as favorable as those under its marketing, processing and servicing arrangements.  The Company also believed that the market demand and the competitive environment in both states would be substantially similar to what it experienced while operating under the agency business model.  The Company’s prior experience in other states indicated that its existing customer base should continue to return to the Company’s centers to satisfy their short term financial needs despite the change in the product and service, and therefore that revenues should ultimately return to prior levels.  The Company’s experience also indicated that there should be no material change in the expense of operating under these alternatives and therefore that margins should be substantially similar to historic levels.  As a result, the Company estimated that under the Arkansas check cashing statute, annual after-tax cash flow would return to about $2 million, the level experienced in Arkansas prior to the issuance of the FDIC Revised Guidance.  Similarly, the

Company estimated that under either alternative in Pennsylvania, annual after-tax cash flow would return to about $15 million, also the level experienced in Pennsylvania prior to the issuance of the FDIC Revised Guidance.

The carrying value of the asset group in Arkansas, which consists principally of the undepreciated costs of the equipment, furniture and fixtures, was approximately $217,000, $195,000 and $168,000 at December 31, 2005, March 31, 2006 and June 20, 2006, respectively. Estimated annual, undiscounted, after-tax cash flow of this asset group is approximately $2.0 million.  Based on the remaining depreciable life of the asset group, which was approximately 2 years as of June 30, 2006, future undiscounted, after-tax cash flows were estimated to be at least $4.0 million at each period.  Given the Company’s high confidence throughout the reporting periods that it would be able to quickly modify its operations to offer check cashing, the likelihood of impairment of the asset group in Arkansas was considered remote.

The carrying value of the asset group in Pennsylvania, which consists principally of the undepreciated costs of the equipment, furniture and fixtures, was approximately $995,000 $1,077,000 and $985,000 at December 31, 2005, March 31, 2006 and June 20, 2006, respectively. Estimated annual, undiscounted, after-tax cash flow of the asset group is approximately $15 million.  Based on the remaining depreciable life of this asset group, which was approximately 2 years as of June 30, 2006, future undiscounted, after-tax cash flows were estimated to be at least $30.0 million at each period.  Given the Company’s high confidence throughout the reporting periods that it would be able to quickly modify its operations to operate as a CSO or to offer a line of credit product, the likelihood of impairment of the asset group in Pennsylvania was considered remote.

In response to your sixth bullet, the situation in North Carolina and Georgia differed from that in Arkansas and Pennsylvania because the Company’s legal and business diligence and research did not produce an economically viable option that would comply with state law in North Carolina or Georgia.   Accordingly, the Company was compelled to close all its centers in those states.  As discussed above, the Company’s legal diligence and research suggested that there were viable options in Arkansas and Pennsylvania allowing it to profitably offer products and services directly to customers in those states.  Therefore, the Company never closed its centers in Arkansas and Pennsylvania and, in fact, is currently operating with a level of profitability in those states commensurate with its experience under its previous marketing, processing and servicing arrangements.

2.              We note your response to comment three of our letter dated September 7, 2006.  Please provide us with a comprehensive analysis that explains how you determined the fair value of the reporting unit exceeded its carrying amount, including goodwill for each of the periods ending December 31, 2005, March 31, 2006 and June 30, 2006.  At a minimum, your response should include:

•                  a detailed description of your reporting units;

•                  a listing of the states included in each of the five regional zones;

•                  the amount of and methodology used to determine the amount of assets and liabilities, including goodwill, assigned to each reporting unit;

•                  a detailed description of the attractive alternatives referred to in your response;

•                  the specific assumptions used and factual evidence relied upon in determining the probability that these attractive alternatives will occur;

•                  the specific assumptions used and factual evidence relied upon in determining the fair value of each reporting unit; and

•                  the fair value of each of the reporting units.

Refer to paragraphs 15 through 35 of SFAS 142.

In response to the first bullet of your comment, the Company operates in only one reportable segment: its business of offering retail financial services, primarily providing and servicing payday cash advances.  The Company refers to its operating units as zones, each of which consists of several states and includes between 450 and 650 centers.  These zones constitute the Company’s reporting units as defined in paragraph 30 of SFAS 142.  The Company aggregates the zones into one reportable segment in accordance with the aggregation criteria in paragraph 17 of SFAS 131.

In response to the second bullet of your comment, the states included in each of the Company’s five zones are set forth below:

Zone 1	Zone 2	Zone 3	Zone 4	Zone 5
Kentucky	Colorado	Alabama	Arizona	Arkansas
Louisiana	Illinois	Delaware	California	Michigan
Mississippi	Indiana	Florida	Idaho	Pennsylvania
New Hampshire	Iowa	South Carolina	Montana	Texas
Ohio	Kansas	Virginia	Nevada
Rhode Island	Missouri		New Mexico
Tennessee	Nebraska		Oregon
	North Dakota		Washington
Oklahoma
South Dakota
Wisconsin
Wyoming

In response to the third bullet of your comment, the Company allocates assets and liabilities to each reporting unit in accordance with SFAS 142, paragraph 32 based on discrete financial information available at the zone level and representing the assets employed and the liabilities incurred from the centers operating in each zone.  Assets and liabilities that relate to multiple zones or are considered part of the corporate assets and liabilities (e.g., the corporate office building, a corporate airplane, deferred income taxes and the revolving credit facility) are allocated based on a reasonable and systematic methodology that varies based on the nature of the item being allocated.  For example, goodwill is allocated to a zone, or reporting unit, in accordance with SFAS 142, paragraph 33 by determining the amount of goodwill assigned to the zone in a manner similar to how goodwill is recognized and allocated in a business combination.

In response to the sixth and seventh bullets of your comment, the Company determines the fair value of each reporting unit based on the relative fair value of a center and then allocates the total goodwill to the reporting unit based on a pro-rata allocation of fair value based on the number of centers in a zone.

The Company relied upon the following assumptions in determining fair value of each reporting unit: (i) compound annual revenue growth rate of 4.5%; (ii) compound annual expense growth rate of 3.0%; (iii) annual average capital expenditures of approximately $2,000 per center; (iv) effective income tax rate of 41%; (v) discount rate of 12%; (vi) changes to working capital other than changes in advances and fees receivables were considered negligible; and (vii) growth in advances and fees receivable (exclusive of agency-related advances and fees receivable) were assumed to increase at approximately the same rate as revenue growth (4.5% annually). The Company’s operating experience supports each such assumption.

For your reference, as of September 30, 2005, the amount of assets (excluding goodwill), liabilities, goodwill and fair value assigned to each zone was as follows (in thousands):

	Assets Excluding Goodwill	Liabilities	Goodwill	Fair Market Value
Zone 1	$55,764	$36,311	$28,473	$320,643
Zone 2	50,700	16,506	26,189	245,966
Zone 3	58,957	19,473	23,162	205,132
Zone 4	81,053	22,663	24,853	354,621
Zone 5	56,386	21,219	19,896	212,020
Total	$302,860	$116,172	$122,573	$1,338,382

In response to the fourth and fifth bullets of your second comment, the Company refers you to its discussion above following your first comment for a description of the alternative methods of conducting business in Arkansas and Pennsylvania.

* * * * *

Thank you for your consideration.  If you have any further questions or comments, please contact me at (312) 807-4433.  My fax number is (312) 827-8036.

Very truly yours,

/s/ Merrick D. Hatcher

Merrick D. Hatcher

Copies to	Benjamin Phippen Securities and Exchange Commission

Kenneth E. Compton President and Chief Executive Officer Advance America, Cash Advance Centers, Inc.